EXHIBIT 99.1

Skylight Health Group Completes Divestiture of Legacy Business to New Frontier Data

Skylight Health Group cements focus and future on shifting fee-for-service primary care practices into value-based care

TORONTO, Dec. 15, 2021 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ: SLHG; TSXV:SLHG) (“Skylight Health”, “Skylight” or the “Company”), a multi-state primary care group in the United States, today announced the closing and divestiture of its Canna Care Docs and Relaxed Clarity (“Legacy Business”) to New Frontier Data.

  The legacy business was engaged in clinical evaluations and recommendations for patients seeking medical cannabis for state regulated conditions;
  New Frontier Data purchased 100% of the Legacy Business for a total cash consideration of USD $8,628,000 set forth in the terms below;
  Skylight will utilize cash proceeds from the sale to purchase additional primary care practices as well as working capital; and
  This divestiture allows Skylight to continue its focus on its core business of the traditional healthcare market and support of value-based primary care models.

“We remain proud of the work we achieved together as a team in building the legacy business; this move forward is critical towards building our primary and value-based care business in the United States,” said Prad Sekar, chief executive officer. “Fee-for-service (FFS) primary care providers are facing enormous challenges in terms of increased costs and competition while concurrently trying to navigate a move towards value-based care. Skylight Health Group is well positioned to support, navigate, and lead alongside physician-owned primary care practices towards a radically changing primary care market.”

The transaction closed on December 15, 2021; terms of the transaction are a total cash consideration of USD $8,628,000. The closing payment of $4,000,000 is subject to customary working capital holdbacks, with the remaining balance paid over three installments at 12 months, 18 months, and 24 months from the date of closing.

Finally, the Skylight Health Group announces the grants of 219,318 shares issued to directors pursuant to the restricted stock unit plan as part of their annual compensation. Additional grants include 60,000 share purchase options to employees which expire in five years as well as 50,000 share purchase options to consultants that expire in 15 months. All share units and purchase options, as applicable, are priced at CAD $1.78.

ABOUT SKYLIGHT HEALTH GROUP INC.

Skylight Health Group (NASDAQ:SLHG;TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of clinics providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through our proprietary technology, unique data analytics and our robust operations infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach which puts a focus on volume of patients per day rather than creating positive patient outcomes. In a VBC model, providers are rewarded for keeping patients healthy and lowering unnecessary health costs instead of volume of services. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

FORWARD LOOKING STATEMENTS

This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," "believe," "continue," "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at: skylighthealthgroup.com.

Investor Relations:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.